SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For March 2017

Commission File Number 0-28800

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DRDGOLD Limited

Off Crownwood Road
Crown Mines
South Africa, 2092

(*Address of principal executive offices*)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☒   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of March 2017, incorporated by reference herein:

Exhibit

99.1   Release dated March 16, 2017, ENTITLED "AMENDMENT TO THE SHARE SALE AND SUBSCRIPTION AGREEMENT ENTERED INTO BETWEEN DRDGOLD AND KHUMO GOLD SPV (PROPRIETARY) LIMITED ("KHUMO")."

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: March 16, 2017   By: /s/ Riaan Davel
                                            Name: Riaan Davel
                                            Title: Chief Financial Officer

Exhibit 99.1

DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE share code: DRD
ISIN: ZAE000058723
NYSE trading symbol: DRD
("**DRDGOLD**")

AMENDMENT TO THE SHARE SALE AND SUBSCRIPTION AGREEMENT ENTERED INTO BETWEEN DRDGOLD AND KHUMO GOLD SPV (PROPRIETARY) LIMITED ("KHUMO")

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1. INTRODUCTION

DRDGOLD shareholders ("**Shareholders**") are referred to the announcement published on the Stock Exchange News Service on 18 March 2014 and the circular to Shareholders dated 6 May 2014 ("**Circular**"), wherein Shareholders were advised that a share sale and subscription agreement was concluded between DRDGOLD and Khumo, a black economic empowerment ("**BEE**") partner of DRDGOLD, (collectively, the "**Parties**"), as amended ("**Agreement**").

Unless otherwise indicated, capitalised words and terms contained in this announcement shall bear the same meanings ascribed thereto in the Circular.

In terms of the Agreement, Khumo acquired 35 000 000 new ordinary shares in DRDGOLD ("**DRDGOLD Shares**").

Ministerial consent was required to be procured from the Department of Mineral Resources ("**DMR**") in terms of the Agreement; in accordance with the provisions of the Mineral and Petroleum Resources Development Act, 28 of 2002 ("**MPRDA**"). Ministerial consent was granted in or around February 2015 in terms of which the Minister of Mineral Resources unequivocally confirmed that in respect of the group's existing mineral interests, the direct ownership stake acquired by Khumo would translate into an effective 8.12% shareholding and 2.43% shareholding held by the DRDSA Empowerment Trust in DRDGOLD respectively; in terms of the Agreement, would be recognised as a 26% beneficial interest in the group, in compliance with the provisions of sections 2(d) and 2(f) of the MPRDA and may be reported as such.

Pursuant to the Agreement, Khumo was restricted from disposing of or encumbering the DRDGOLD Shares for a period of 3 years until 10 April 2018 ("**Lock-in Period**").

Khumo sought approval from shareholders to enter into hedging arrangements for purposes of securing the value of the DRDGOLD Shares subject to compliance with the Lock-in Period.

To enable Khumo to enter into a hedging arrangement, Khumo is required to enter into a securities lending arrangement with a financial institution which would result in a technical breach of the Lock-in Period terms. It was, however, always the Parties' intention that Khumo would, during the Lock-in Period be capable of concluding such an arrangement provided that such hedging arrangement does not encroach upon the BEE status of the group's existing mining and prospecting rights.

2. AMENDMENT OF THE AGREEMENT

In the interest of assisting Khumo to protect the financial and commercial gains realised through its interest in the DRDGOLD Shares, pursuant to the objectives of BEE and transformation in South Africa, it was agreed that the Agreement be amended.

In light of the above, DRDGOLD and Khumo procured the approvals necessary to ensure that the proposed hedging transaction would not have any negative impact on the standing of the group's existing mining and prospecting rights and an addendum to the Agreement became effective on 10 March 2017, which allows for the hedging arrangement to be concluded ("**Amendment**").

As a result of the Amendment comprising an immaterial change to the Agreement that is congruent with the Approved Transaction and which does not affect DRDGOLD financially or its existing mining and prospecting rights, no approval of the Amendment is required. This has been confirmed with the JSE Limited ("**JSE**") pursuant to the JSE Listings Requirements.

After the hedging arrangement has been concluded, Khumo will continue to hold a direct interest in and have voting rights attributable to 22 000 000 DRDGOLD shares, however, its beneficial interest shall continue to extend to all 35 000 000 of the DRDGOLD Shares until the expiry of the Lock-in Period.

The DMR has approved the Amendment and confirmed that the Amendment will not have the effect of diluting the BEE status of the group and is in compliance with the provisions of the MPRDA.

Johannesburg
16 March 2017

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